Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Tata Motors Group global wholesales at 2,78,915 in Q3 FY21

Grows by 37% over Q2FY21

Mumbai, January 12, 2021: The Tata Motors Group global wholesales in Q3 FY21, including Jaguar Land Rover, were at 2,78,915 nos., higher by 1%, as compared to Q3 FY20.

Global wholesales of all Tata Motors’ commercial vehicles and Tata Daewoo range in Q3 FY21 were at 90,365 nos., lower by 4%, over Q3 FY20.

Global wholesales of all passenger vehicles in Q3 FY21 were at 1,88,550 nos., higher by 4% as compared to Q2 FY20.

Global wholesales for Jaguar Land Rover were 1,19,658 vehicles (**JLR number for Q3 FY21 includes CJLR volumes of 17,078 units). Jaguar wholesales for the quarter were 22,466 vehicles, while Land Rover wholesales for the quarter were 97,192 vehicles.

**CJLR – It is a JV between JLR and Chery Automobiles and is an unconsolidated subsidiary for JLR

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About Tata Motors

Tata Motors Limited (NYSE: TTM; BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 35 billion organisation, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses. Part of the USD 113 billion Tata group, Tata Motors is India’s largest and the only OEM offering extensive range of integrated, smart and e-mobility solutions. It has operations in India, the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 103 subsidiaries, 10 associate companies, 3 joint ventures and 2 joint operations as on March 31, 2020.

With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, Tata Motors is India’s market leader in commercial vehicles and amongst the top four in the passenger vehicles market. With ‘Connecting Aspirations’ at the core of its brand promise, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. Internationally, Tata commercial and passenger vehicles are marketed in countries, spread across Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information

Tata Motors Corporate Communications: +91 22-66657613 /

indiacorpcomm@tatamotors.com

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